Filed by Informa PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

The following presentation was posted on Informa PLC's website on January 11, 2024. The transcript that follows is of Informa PLC's live video webcast with TechTarget, Inc. on January 11, 2024.

Dear all

Informa Group Market Update Strong 2023 Performance Further Growth in 2024 B2B Digital Acceleration 1 11 January 2024

Disclaimer January 2024 Trading Update 2 This presentation contains forward - looking statements concerning the financial condition, results of operations and businesses of the Group . Although the Group believes that the expectations reflected in such forward - looking statements are reasonable, these statements are not guarantees of future performance and are subject to a number of risks and uncertainties and actual results, performance and events could differ materially from those currently being anticipated, expressed or implied in such forward - looking statements . Factors which may cause future outcomes to differ from those foreseen in forward - looking statements include, but are not limited to, those identified in the “Principal Risks and Uncertainties” section of the Group’s Annual Report . The forward - looking statements contained in this presentation speak only as of the date of preparation of this presentation and the Group therefore cautions against placing undue reliance on any forward - looking statements . Nothing in this presentation should be construed as a profit forecast . Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained in this presentation to reflect any change in the Group’s expectations or any change in events, conditions or circumstances on which any such statement is based . This presentation does not constitute or form part of any offer or invitation to purchase any securities of any person nor any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any such securities .

Knowledge & Information Economy Specialist Market Research B2B Demand Generation Open Research Advanced Learning Pay - to - Publish Live Experiences First Party Data Specialist Brands Peer Reviewed Research B2B Buyer intent B2B Audience Development On - Demand Access Content Syndication Academic Knowledge Specialist B2B Media 3

informa

Growth Acceleration in 2023

GROWTH	2023 Underlying Revenue Growth c.30%. Reported Revenue £3,165m+ and Adjusted Operating Profit c.£845m[1], ahead of market guidance provided at 10-Month Trading Update
STRENGTH	c.40% aggregate underlying revenue growth in B2B Markets (Informa Markets / Connect / Tech) c.3% underlying revenue growth in Academic Markets
CASHFLOW	Strong cash conversion to deliver 2023 Free Cash Flow of £600m+
DISCIPLINE	Balance sheet discipline maintained through strong cash generation and capital allocation discipline, with year-end leverage expected to be c.1.4x
RETURNS	2023 Dividend Per Share confirmed at 18p, +80% year-on-year £1.06bn of £1.15bn Share Buyback Programme completed by end of 2023
EXPANSION	Additions in Foodservice (Winsight), Specialist Tech Research (Canalys), Packaging & Aviation (Tarsus) and Healthcare Technology (HIMSS) in 2023, at average post-synergy EV/EBITDA multiple of c.9x

Strength and momentum across the portfolio

January 2024 Trading Update

[1]Numbers are subject to audit

4

Growth Drivers in 2024 5 January 2024 Trading Update Committed to further strong growth in 2024 INTERNATIONAL REACH STRENGTH VISIBILITY HIGH GROWTH B2B MARKETS STRUCTURAL GROWTH Live & On - Demand B2B Events and Specialist Knowledge eg Pharma, Healthcare, Technology, Health & Nutrition, Beauty and Aviation £1bn+ in subscriptions, exhibitor and other recurring booked revenues Disciplined balance sheet…c.1.4x leverage at end 2023 Strength in the US and rapidly expanding economies in the Middle East, China and Asia GUIDANCE 2024 Revenue £3,425m - £3,475m, Adjusted Operating Profit £945m - £965m (assuming a full year of Informa Tech and prior to any contribution from TechTarget; GBP/USD 1.25)

Information Classification: General Building the Informa Group January 2024 Trading Update 6 *Market Guidance (excluding any effect of the proposed combination with TechTarget) URG = Underlying Revenue Growth 2014 £1,137m URG 0.7% Addition of Hanley Wood Exhibitions Launch of Growth Acceleration Plan Addition of Penton Info Services 2013 2024 Consistent underlying growth Operational fitness Customer orientated Investment for growth International reach £2.5bn value for Informa Intelligence Margins before growth Multiple platforms & systems Product orientated Short - term targets UK, Europe, MEA Declining portfolio of information assets 2018 £2,370m URG 3.7% 2016 £1,345m URG 1.6% Addition of UBM plc 2019 £2,890m URG 3.5% c£100m GAP investment Open Research platform A Global leader in B2B Exhibitions & Events Traditional academic publishing Spot conferences and training Addition of F1000 Addition of Dove Medical Press New Leadership at Informa Intelligence New Leadership at Informa Connect Non - core divestments ShareMatch equity plan launched New Leadership at Informa Markets Accelerated Integration Plan COVID - 19 Action Plan INVESTMENT FOCUS GROWTH Launch of Growth Acceleration Plan 2 Divestment of Intelligence Portfolio for £2.5bn Addition of Tarsus , Winsight , HIMSS, Canalys 2024E* £3,425m - £3,475m URG 7 - 9% £1.15bn Share Buyback Programme Launch of Informa Tech

informa

A Leader in Live & On-Demand B2B Events

informa markets

Transaction-led Live & On-Demand Events

c.$2.2bn	300+	20+	6.2m+
Revenue	Brands	Specialist Markets	Attendees

Healthcare & Pharmaceuticals

CPhI worldwide · Arab Health · HIMSS

Health & Nutrition

SupplySide West · Vitafoods Europe · Natural Products Expo West

Infrastructure, & Construction

World of Concrete · International Roofing Expo · Cityscape Global

Beauty

Cosmoprof Asia Hong Kong · CBE China Beauty Expo · premiere orlando beauty show

Luxury

MYS · Miami International Boat Show · FL Fort Lauderdale International Boat Show

Aviation & Aerospace

Dubai Airshow · Routes · CAPA

January 2024 Trading Update

* Figures relate to 2024

7

informa

A Leader in Live & On-Demand B2B Events

informa markets

Transaction-led Live & On-Demand Events

c.$2.2bn	300+	20+	6.2m+
Revenue	Brands	Specialist Markets	Attendees

Healthcare & Pharmaceuticals: CPhI worldwide, Arab Health, HIMSS

Health & Nutrition: SupplySide West, Vitafoods Europe, Natural Products Expo West

Infrastructure, & Construction: World of Concrete, International Roofing Expo, Cityscape Global

Beauty: Cosmoprof Asia Hong Kong, CBE China Beauty Expo, premiere orlando beauty show

Luxury: MYS, Miami International Boat Show, FLL Fort Lauderdale International Boat Show

Aviation & Aerospace: Dubai Airshow, Routes, CAPA

informa connect

Content-led Live & On-Demand Events

c.$1.1bn	400+	6	670k+
Revenue	Brands	Growth Markets	Attendees

Tech: black hat, London Tech Week, GDC

Finance: SuperReturn International, IM|Power, SuperInvestor

BioTech & Life Sciences: BIO-Europe, ChinaBio Partnering Forum, Biotech Showcase

Food Services: National Restaurant Association Show, Technomic, Restaurant Business

Anti-Aging & Aesthetics: AMWC Aesthetic & Anti-Aging Medicine World Congress, A4M

Lifestyle: MegaCon Orlando, Fan Expo Canada, Fan Expo Chicago

January 2024 Trading Update

* Figures relate to 2024

8

informa

A Leader in Live & On-Demand B2B Events

informa markets

Transaction-led Live & On-Demand Events

c.$2.2bn Revenue	300+ Brands	20+ Specialist Markets	6.2m+ Attendees

Healthcare & Pharmaceuticals: CPhI worldwide, Arab Health, HIMSS

Health & Nutrition: SupplySide West, Vitafoods Europe, Natural Products Expo West

Infrastructure, & Construction: World of Concrete, International Roofing Expo, Cityscape Global

Beauty: Cosmoprof Asia Hong Kong, CBE China Beauty Expo, premiere orlando beauty show

Luxury: MYS, Miami International Boat Show, FL Fort Lauderdale International Boat Show

Aviation & Aerospace: Dubai Airshow, Routes, CAPA

informa connect

Content-led Live & On-Demand Events

c.$1.1bn Revenue	400+ Brands	6 Growth Markets	670k+ Attendees

Tech: black hat, London Tech Week, GDC

Finance: SuperReturn International, IM|Power, SuperInvestor

BioTech & Life Sciences: BIO-Europe, ChinaBio Partnering Forum, Biotech Showcase

Food Services: National Restaurant Association Show, Technomic, Restaurant Business

Anti-Aging & Aesthetics: AMWC Aesthetic & Anti-Aging Medicine World Congress, A4M

Lifestyle: MegaCon Orlando, Fan Expo Canada, Fan Expo Chicago

IIRIS (Proprietary First Party B2B Data Platform)

c$3.3bn/£2.65bn Revenue from Live and On-Demand B2B Events

January 2024 Trading Update

* Figures relate to 2024

9

*Assumes proposed combination with TechTarget completes on schedule

Creating Value through Combination January 2024 Trading Update 11 Value Creation Value Creation: • Long - term growth in the Technology sector • Increasing use of data - driven B2B products • Scale in the key US market • A leading brand in TechTarget • Combination Synergies • Highly experienced operating management • US listed company Enhanced Informa Financials: • Post completion, expected to be immediately enhancing to Revenue and Operating Profit • Expected to be accretive to Adjusted Earnings from 2026 • Post - tax ROIC expected to be ahead of long - term WACC within three years Creating a Combination Building Blocks to Combination Structure: • Current volatility in Technology sector • Market value of TechTarget • Implied value of Informa Tech digital businesses (UK / US) • Value of separation and focus for Informa Tech digital businesses • Valuation equalisation (UK / US) • Available combination synergies • Controlled Company Forward Ambition: New TechTarget is targeting double - digit organic revenue growth , 35%+ Adjusted EBITDA margins and strong free cashflow conversion within three years of completion, and a forward ambition to generate $1bn of Revenue within five years of closing :

The Informa Group January 2024 Trading Update 12 Portfolio Growth Investments B2B Live & On - Demand Events B2B Digital Services Academic Markets 300+ Brands, 20+ specialist markets ( Pharma, Health & Nutrition, Aviation, Beauty, Infrastructure & Construction, Luxury IIRIS (Proprietary First Party B2B Data Platform) $0.5bn+ / £0.4bn+ Revenues c.$4.5bn / c.£3.65bn Group Revenues c.$2.2bn / c.£1.75bn Revenues $0.75bn+ / £0.6bn+ Revenues c.$1.1bn / c.£0.9bn Revenues 400+ Brands, 6 growth markets: Biotech & Life Sciences, Finance, Foodservice, Anti - Aging & Aesthetics, Lifestyle, Technology 220+ Specialist B2B Brands, c.5 0m permissioned First Party B2B audience data, Demand Gen & Buyer Intent platforms 6 publishing imprints, 2700+ peer review journals ( 3 00+ Open titles), 170k reference titles across 75+ specialist subjects Norstella Pharma Intell . 6.7% Lloyd’s List Maritime Intell 20.0% Founder’s Forum B2B Events 22.3% ITN Production 20.0% PA Media Specialist Media 18.2% Bologna Fiere B2B Events 13.5% Bridge Events Events Tech 14.9% Transaction - led Live & On Demand B2B Events Content - led Live & On - Demand B2B Events B2B Data & Market Access Platform Specialist Academic Research, Advanced Learning & Open Research * Figures relate to 2024, including annualised figures for New TechTarget, assuming proposed combination between Informa Tech’s digital businesses and TechTarget completes as planned Brand Category Equity

Information Classification: General Building a platform in B2B Digital Services January 2024 Trading Update 13 2020 £150m+ Informa Tech Launch and organic expansion of Omdia NetLine joins the Group 2020 2024 Lead Insights Data Report SEO - optimised media platform Specialist business content Buyer Intent IIRIS Customer Data Platform Demand Generation Events attendee details B2B Brand websites Industry news E - mail clicks & Webpage views Customer lists Digital display advertising 2022 £320m+ Informa Tech 2021 £165m+ Informa Tech Industry Dive joins the Group 2023 £400m+ Informa Tech 1 1bn audience interactions Content Marketing Smart Events Traditional marketing services Traditional B2B Events Investment in IIRIS Customer Data Platform IIRIS c.10m audience Investment in proprietary intent platforms ( Qualifi , Intentive ) Launch of Informa Tech IIRIS c.17m audience Launch of Growth Acceleration Plan 2 c.1.8bn audience interactions INVESTMENT EXPANSION GROWTH Launch of 9 new Dives using IIRIS data Informa Tech digital businesses combine with TechTarget Canalys joins the Group 2024 $500m+ New TechTarget IIRIS/New TechTarget audience c.50m IIRIS 20m+ audience 1 Subject to audit informa tech

B2B Digital Services Platform through New TechTarget

Reprise from 2022 Full Year Results in March 2023:


A new market, new budgets, new opportunities
B2B Audience Development & Digital Demand Generation
$11bn market in the US alone
Long term market growth drivers
60% of B2B marketing spend
A fragmented landscape


What it takes to compete and win in the market?

New TechTarget:
A Leading Platform in B2B Data and Market Access

- ✓ Leading industry brand: TechTarget
- ✓ Leading Buyer Intent Platform: Priority Engine
- ✓ c.50m Permissioned First Party B2B Audience Data: TechTarget, IIRIS
- ✓ 220+ Leading Specialist B2B Brands & Content: TechTarget, Industry Dive, Dark Reading
- ✓ Leading Tech Research: Omdia, Canalys, Enterprise Strategy Group
- ✓ Leading Demand Generation Platforms: TechTarget, NetLine, BrightTALK
- ✓ Leading Content Development Services: BrightTALK, Studio ID

Proposed combination of Informa Tech's digital businesses with TechTarget to create New TechTarget

January 2024 Trading Update 14

Information Classification: General

Scale and Reach through creation of New TechTarget January 2024 Trading Update 15 A leading platform in B2B Data and Market Access Scale in Audience Development Scale in First Party B2B Data Scale in B2B Customer Relationships Scale in Leading B2B Technology Scale in Product Breadth TechTarget Informa New TechTarget B2B Verticals 2 20 20 1 Customers c.3,400 c.5,700 c.8,600 1 Global Customers Spending >$1m Annually 3 42 21 60+ B2B Digital Brands 150 71 221 Industry Analysts & Subject Matter Experts 173 590 763 Original Content Assets / Year 84k 108k 192k Permissioned Audience (Including IIRIS) 30m 20m+ c.50m 2 Unique strengths in B2B Data & Market Access: 1 Includes de - duplication ; 2 Includes illustrative 10 % overlap haircut ; for data in perimeter 3 Customers based on parent level

Scale in Permissioned First Party B2B Audience Data January 2024 Trading Update 16 IIRIS data platform and New TechTarget expected to provide access to a total B2B audience of c.50m c.50m First Party B2B Audience Specialist B2B Audiences Data Sharing Buyer Intent Permissioned Audiences

A Leading B2B Data and Market Access Platform 17 17 1 High quality B2B websites and newsletters supporting the end - to - end buyer journey… Intent & Demand Gen Intelligence & advice Brand awareness & thought leadership January 2024 Trading Update High quality B2B content

Informing and educating B2B Decision - makers & influencers A Leading B2B Data and Market Access Platform 18 18 2 … attracting an audience of B2B buyers, decision - makers & influencers 1 High quality B2B websites and newsletters supporting the end - to - end buyer journey… Intent & Demand Gen Intelligence & advice Brand awareness & thought leadership January 2024 Trading Update

Securing permissioned, first - party audience data A Leading B2B Data and Market Access Platform 19 19 3 Known and unknown audience interactions generate First - Party Data (Contact & Behavioural) 2 … attracting an audience of B2B buyers, decision - makers & influencers 1 High quality B2B websites and newsletters supporting the end - to - end buyer journey… Intent & Demand gen Intelligence & advice Brand awareness & thought leadership January 2024 Trading Update

Permissioned, first party audience data A Leading B2B Data and Market Access Platform 20 20 3 Known and unknown audience interactions generate First - Party Data (Contact & Behavioural) 4 Insight and I ntent derived from First - Party Data creates three core customer products 2 … attracting an audience of B2B buyers, decision - makers & influencers 1 High quality B2B websites and newsletters supporting the end - to - end buyer journey… Intent & Demand gen Intelligence & advice Brand awareness & thought leadership January 2024 Trading Update

A Leading B2B Data and Market Access Platform


C-Suite
Business strategists
Product managers
Sales teams
Field marketers
Performance / Demand gen marketers
Intent & Demand gen
Permissioned, first party audience data
Intelligence & advice
Brand awareness & thought leadership
Content marketers
Brand marketers
Digital marketers

1. **High quality B2B websites** and **newsletters** supporting the **end-to-end buyer journey...**
2. ...attracting an audience of **B2B buyers, decision-makers & influencers**
3. **Known** and **unknown audience interactions** generate **First-Party Data (Contact & Behavioural)**
4. **Insight** and **Intent** derived from **First-Party Data** creates **three core customer products**
5. **The products** serve diverse **customer groups** through the **product lifecycle...**

January 2024 Trading Update

21

Sponsorship & display Content creation Content strategy Intent data Content syndication Qualified sales leads Buyer advice Competitor intelligence Market intelligence & insight 5 The products serve diverse customer groups through the product lifecycle… A Leading B2B Data and Market Access Platform 22 22 … Driving revenue through a comprehensive - suite of B2B solutions that influences purchasing decisions and identifies new customers 6 3 Known and unknown audience interactions generate First - Party Data (Contact & Behavioural) 4 Insight and I ntent derived from First - Party Data creates three core customer products 2 … attracting an audience of B2B buyers, decision - makers & influencers 1 High quality B2B websites and newsletters supporting the end - to - end buyer journey… Intent & Demand gen Intelligence & advice Brand awareness & thought leadership Permissioned, first party audience data January 2024 Trading Update

The Informa Combination Approach

Combination: Informa Tech to contribute its digital businesses and c.$350m[1] cash in exchange for a **57% ownership position in New TechTarget**

- Brands include **NetLine, Industry Dive, Omdia, Canalys** and the **Specialist Tech Digital Media Brands** eg Information Week, Light Reading, Heavy Reading, AI Business;
  - Expected 2024 Revenue **of c.$275m and Adjusted EBITDA of c.$50m**
- Informa Tech's 20+ **Live & On-Demand Events franchises** remain with Informa, with management and operating responsibility assumed by **Informa Connect**
- Data sharing provides **access to TechTarget's B2B audience data**, which combined with IIRIS delivers a **total B2B audience of c.50m**
- TechTarget shareholders receive a c.**$350m[1] cash distribution** and retain a 43% ownership position in New TechTarget
  - Expected 2024 Revenue **of c.$235m and Adjusted EBITDA of c.$73m**

Synergies: Target of **$45m Adjusted EBITDA synergies** within first three years

- c.$20m revenue synergies and c.$25m cost synergies
- Expected **one-off cost of c.$30m**

Combination Structure



Informa PLC
Existing TechTarget Shareholders
57%
43%
New TechTarget
A Controlled Company
$350m1 cash on completion
Informa Tech digital businesses
$350m1 Cash
TechTarget

Combination Synergies

c.$20m Revenue synergies

- Demand Generation uplift
- Increased webinar penetration
- Multiple cross selling / upselling opportunities
- Scale in content enablement services
- Geographic and vertical market expansion

c.$25m Cost synergies

- Central efficiencies (eg Real estate, software, systems etc)
- Editorial investment and content efficiencies
- Sales optimization and product margin rationalisation

[1] Subject to completion adjustments

January 2024 Trading Update 23

informa

Leadership and Governance

- **Leadership:** Gary Nugent to be CEO (current Informa Tech CEO) and Mike Cotoia to be Special Advisor (current TechTarget CEO)
- **Board:** Nine members, including Chair, CEO and seven other Non-Executive Directors
- **US Listing:** New TechTarget to be **Nasdaq-listed** under existing ticker, TTGT, and classified as a Controlled Company
- **Completion:** Transaction expected to **close in H2 2024,** subject to obtaining TechTarget majority shareholder and satisfying other customary conditions

Proposed New TechTarget Leadership & Board

- **Chair of the Board:** To be appointed
- **Chief Executive:** Gary Nugent (Informa Tech CEO)
- **Special Advisor to the CEO:** Mike Cotoia (TechTarget CEO)
- **Finance Director:** Daniel Noreck (TechTarget CFO)
- **Non-Executive Directors:**

Stephen A. Carter (Informa CEO)
Sally Ashford (Informa HR Director)
Alex Roth (Informa Strategy Director)

Representing Informa's shareholding

David Flaschen (NED of Nasdaq-listed Paychex and current/retiring Informa PLC Non-Executive Director)
Don Hawk (TechTarget Co-Founder and Executive Director)
Christina Van Houten (TechTarget Independent Director)
Perfecto Sanchez (TechTarget Independent Director)

January 2024 Trading Update

24

Gary Nugent Sean Griffey Bill Morelli Daniel Noreck Rebecca Kitchens Michael Cotoia Steve Niemiec Combination Director Experienced Combination Team to create growth and value 25 January 2024 Trading Update TBC Program Management Synergy Delivery Customers, Colleagues & Culture

Combination Value Creation

Creating a leading platform in B2B Data and Market Access

Informma Value Creation	TechTarget Value Creation
✓ Access to a leading brand in the market	✓ Immediate cash distribution to shareholders (c.$350m[1])
✓ Scale in the US (where the customers/value are)	✓ Value premium on Day 1
✓ Specialist talent and management	✓ Participation in combination upside
✓ US listing (Nasdaq)	✓ Increased market capitalisation
✓ Fully consolidated financials	✓ Diversification of revenue via paid subscriptions
✓ A Controlled Company	✓ Scale in Specialist Tech Research via Omdia/Canalys/ESG[2]
✓ Expanded access to intent-based First Party Data	✓ Expanded access to intent-based First Party Data
✓ Operational scale benefits	✓ Operational scale benefits
✓ Operating synergies	✓ Operating synergies
✓ Scale player in long-term growth market	✓ Scale player in long-term growth market

Both sets of shareholders expected to receive a balance of immediate benefits and longer-term returns

[1] Subject to completion adjustments; [2] Enterprise Strategy Group

January 2024 Trading Update 26

The Informa Group January 2024 Trading Update 27 Portfolio Growth Investments B2B Live & On - Demand Events B2B Digital Services Academic Markets 300+ Brands, 20+ specialist markets ( Pharma, Health & Nutrition, Aviation, Beauty, Infrastructure & Construction, Luxury IIRIS (Proprietary First Party B2B Data Platform) $0.5bn+ / £0.4bn+ Revenues c.$4.5bn / c.£3.65bn Group Revenues c.$2.2bn / c.£1.75bn Revenues $0.75bn+ / £0.6bn+ Revenues c.$1.1bn / c.£0.9bn Revenues 400+ Brands, 6 growth markets: Biotech & Life Sciences, Finance, Foodservice, Anti - Aging & Aesthetics, Lifestyle, Technology 220+ Specialist B2B Brands, c.5 0m permissioned First Party B2B audience data, Demand Gen & Buyer Intent platforms 6 publishing imprints, 2700+ peer review journals ( 3 00+ Open titles), 170k reference titles across 75+ specialist subjects Norstella Pharma Intell . 6.7% Lloyd’s List Maritime Intell 20.0% Founder’s Forum B2B Events 22.3% ITN Production 20.0% PA Media Specialist Media 18.2% Bologna Fiere B2B Events 13.5% Bridge Events Events Tech 14.9% Transaction - led Live & On Demand B2B Events Content - led Live & On - Demand B2B Events B2B Data & Market Access Platform Specialist Academic Research, Advanced Learning & Open Research * Figures relate to 2024, including annualised figures for New TechTarget, assuming proposed combination between Informa Tech’s digital businesses and TechTarget completes as planned Brand Category Equity

Growth and Acceleration 28 January 2024 Trading Update Strength and Momentum Across the Portfolio A Leading Platform in B2B Live & On - Demand Events A Leading Platform in B2B Digital Services A Leading Platform in Academic Knowledge Operating Performance and Forward Visibility

Thank You 29

informa

B2B Data & Market Access

B2B Product	Description
Audience Development	Specialist Business Content/Brands that inform and educate B2B professionals
Permissioned First Party Audience Data	Profile and behavioural insight on B2B buyers provided through proprietary subscriptions and interactions with Specialist B2B Content/Brands, including permission to use data for targeted marketing
Buyer Intent	Individual prospect data generation, through tech-enabled analysis of purchasing intent across segmented B2B audiences
Specialist Technology Research	Paid subscription-based access to specialist B2B market / product data, analytics and analysis, and custom project research that informs market, product and go-to-market strategy
Demand Generation & Engagement	Brand awareness and targeted lead generation through data-driven analysis of segmented B2B audiences
Content Development	Creation of bespoke content for B2B vendors looking to reach specialist B2B audiences

January 2024 Trading Update

30

31 2022 Half - Year Results Presentation January 2024 Trading Update Additional Information and Where to Find It In connection with the proposed transaction (the “ proposed transaction ”) between Informa and TechTarget, TechTarget CombineCo , Inc. (“ NewCo ” or, after the completion of the proposed transaction, “ New TechTarget ”) and TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “ SEC ”), including a registration statement on Form S - 4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of NewCo (the “ Proxy Statement/Prospectus ”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and NewCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statemen t o r prospectus, or any other document that TechTarget or NewCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TechTarget ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TechTarget OR NEWCO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget , NewCo , and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov . Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at www.TechTarget.com or by contacting TechTarget’s Investor R ela tions Department at investor@TechTarget.com.

32 2022 Half - Year Results Presentation Participants in the Solicitation Informa, TechTarget, NewCo , and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed trans act ion. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s w ebs ite at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual me eting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional inform ation regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security ho ldi ngs or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they bec ome available). These documents can be obtained free of charge from the sources indicated above. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the sol icitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or s ale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the se curities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Se cti on 10 of the Securities Act of 1933 , as amended . January 2024 Trading Update

33 Cautionary Note Regarding Forward - Looking Statements This communication contains “forward - looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Sec tion 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than histo ric al facts, are forward - looking statements, including: statements regarding the expected timing and structure of the proposed transaction; t he ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profi le, business plans, expanded portfolio and financial strength; the competitive ability and position of NewCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forwar d - looking statements concern future circumstances and results and other statements that are not historical facts and are someti mes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimat e,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these w ord s or other similar terms or expressions that concern TechTarget’s or NewCo’s expectations, strategy, priorities, plans, or intentions. Forward - looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect , a ctual results may vary materially from those indicated or anticipated by such forward - looking statements. We can give no assurance tha t such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, est imates, or expectations in such forward - looking statements. January 2024 Trading Update

34 Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, a mon g others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approv als or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or NewCo , or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of NewCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in compl eti ng the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the abili ty of NewCo to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of NewCo ; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or re sul t in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economi c, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty an d v olatility, natural and man - made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislati ve, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruptio n of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of th e proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; In forma’s, TechTarget’s, and NewCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget ’s common stock; January 2024 Trading Update

35 the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to reta in customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, st rat egic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarge t’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics a nd any related economic downturns, on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology ind ust ries; data privacy and artificial intelligence laws, rules, and regulations; the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the cap ita l markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarg et’ s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, in cluding in Item 1A of its Annual Report on Form 10 - K for the year ended December 31, 2022 and its Quarterly Report on Form 10 - Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more ful ly discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S - 4 that will be filed w ith the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be p res ented in registration statement on Form S - 4 will be, considered representative, no such list should be considered to be a complete statem ent of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of fo rwa rd - looking statements. We caution you not to place undue reliance on any of these forward - looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may di ffer materially from those made in or suggested by the forward - looking statements contained in this communication. Any forward - looking statements speak only as of the date of this communication. None of Informa, TechTarget, or NewCo undertakes any obligation to update any forward - looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of thi s communication in archive form on TechTarget’s website at www.TechTarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re - affirmation of these statements as of any future date. January 2024 Trading Update

Informa plc

Trading update and

combination with TechTarget

Live Video Webcast

11th of January 2024

Transcript

Disclaimer

This transcript is derived from a recording of the event. Every possible effort has been made to transcribe accurately. However, neither Informa plc nor BRR Media Limited shall be liable for any inaccuracies, errors, or omissions.

Stephen A. Carter:	Good morning, everybody. For those of you who are here and for those of you who are on the webcast, thank you very much for joining us. For those of you that are here physically, you will realise that this is a no expense spent event, so we have no heating, of which I apologise, but look on the bright side it'll all go towards the margin.

For those of you who are on the webcast, thank you very much for joining us at relatively short notice. I'm joined on the stage by Gareth, who you know well, and behind that blank screen with our logo are two people who are the sort of stars of today, Gary Nugent who's the CEO of Informa Tech and Mike Cotoia. They're up and in Boston, but they're still making themselves look presentable so they'll be listening to me talk which they've heard enough, but then when we get to Q&A, they'll go live on screen, and if anyone wants to ask them questions, then you can feel free to do that.

We've got three things we wanted to skip through today, two of which I'll take at a canter and one of which I'll dwell on, but that doesn't mean that the first two are not significant, certainly to us. We're going to talk a little bit about what happened in '23, briefly. We'll talk about what we're saying about '24, and then we'll go into some depth on the acceleration of our strategy in digital services.

Apologies for my voice. Someone told me earlier today I sound like a cross between Bonnie Tyler and Rod Stewart, but that's not all bad and I promise you I won't try and sing.

Disclaimer, make your own judgment on risk and forward guidance. We've said for many, many years, I don't know how long we've recycled this slide for, that this is the market in which this company seeks to operate the knowledge and information economy, and the good thing about that market is it continues to be a growth market. Whatever the macro volatility may be by geography or by sector, this is a good market to be in. And underpinning that, the more specialist you can be, the stronger your position.

We took a view early on that we would pivot between those two points, the knowledge and information economy, and in that, servicing B2B customers, not B2C customers. And we would seek to be a specialist provider of knowledge, information, research, discovery and commercial services. Our mission statement, champion the specialist, and we've chosen to try and focus the company very clearly in that area, and I think that has served us extremely well.

COVID was an interruption, but fortunately for lots of reasons beyond the health of Informa, it's an interruption that is over and you see that in our '23 numbers. I said in one of my statements today, in the releases, that I think on any objective measure, and I'm generally - I think the IR team would agree with this - cautious in saying that we have done well, but I think on any measure, 2023 was a standout year for the company.

Not actually least just because of the numbers, any of the numbers, the revenue number, the margin number, the cash number, but actually, because it was really only three years ago that no one would've believed those numbers. And to get from where we were or where we ended up in the depths of COVID, to where we finished 2023, has been a journey and some. And for any of the colleagues who are watching this or are here today, who have been in Informa through that period, they can testify to that.

The underpinning value of what we call our live and on-demand B2B event product, that's actually come out the other side of COVID as a more valuable product, more valuable in every sense. And you see that a bit in our numbers, our ability to be able to price to that value, and we also see that in the customer vindication, in customer satisfaction, customer re-booking, customer endorsement.

It also so happens that because actually we're relatively new at scale in this market, we have made some very intentional decisions about where we have chosen to play our portfolio. As I'm fond of saying, we're not in the markets that we're in by accident, we're in the markets that we service because we've chosen to service those markets. We see long-term structural growth in the end markets that we serve.

Our cash conversion through the year was very strong, and our cash flows were strong. And so you see a business going into 2024 that is firmly beyond COVID. It's beyond COVID actually in absolute terms in size, our performance to '23 takes us significantly beyond the size of the company in 2019, which was the last full pre-COVID trading year, and that is after disposing of the Informa Intelligence portfolio.

If you're Gareth, we have a disciplined balance sheet. If you're me, that gives us choices, and so we go into '24 with an ambition for further growth and expansion. You see that in our guidance for 2024, and we've used this as an opportunity to give a confirmation to market consensus, and I'm conscious that for many people, or for some people perhaps, that might just be a, 'So they're confirming consensus,' but just pause and recognise that what consensus says is, we're going to do high single digit growth.

High single digit growth is a significant performance, 7% to 9% underlying revenue growth. Pre-COVID, we were doing 3% to 5%. We feel extremely good about that. That's not a recovery bounce, that's fundamental growth and quality. Our margins are ticking back, our cash flows are stepping up, and likewise our profits.

So we're committed to further strong growth in 2024 and we're coming off the back of a standout year in 2023. So that's where the company is. That's where the company is pointing itself for 2024. But if I may, I'd like to go back to go forward because I think it helps contextualise why we've made the third statement that we've made today around the combination with TechTarget.

I can see some faces in the room and I'm sure there will be some faces on the webcast who've been followers, investors, analysts of the Informa company for some time. I've carbon dated this in a galaxy far, far away slide to 2014. You could take it further back if you chose to. But back in 2013, 2014, essentially this company was dominated by two fundamental business models, high-volume conferences and what you might effectively call traditional formatted, academic peer-reviewed research, of which the latter was more profitable than the former, but in revenue terms, slightly smaller. That was the business model.

We owned, as a result of acquisition history, some residual data businesses, it's a function of some spot acquisitions and the Datamonitor acquisition. Those businesses were really very small and substantially underperforming. Some of you may remember, they were underperforming in kind of minus double-digit growth rates.

Fast-forward to where we are now. We're now the market leader in the B2B live and on-demand business, and we've exited our data businesses after repairing them at valuations that, actually, were roughly the valuation of the entire company back in 2012/13, and we've used that money to invest in technology, in product, in talent, and in acquisitions to further build our market position post-the end of COVID.

Our academic business is unrecognisable. It's twice the size of what it was in revenue terms in 2013. The margins ticked down maybe 100 basis points, but candidly are, on any measure, attractive. It is a fully diversified service offering now. It's not a traditional format business and it's on a path to head towards 4% year-on-year underlying revenue growth.

So you have a business that's extremely robust, focused on what it does, B2B services and academic peer-reviewed research and reference specialist information. We've taken the view that being a market leader or one of the market leaders is just a better place to be in the world in which we live today. It's great to be a small, agile entrepreneurial business, but it's never quite so good to be in the middle of the road, so we've sought to build leadership positions in markets.

And along the way, partly because of COVID and partly because it's sort of obvious, we looked at the development that was happening in the B2B market of other digital services, beyond what we were providing in and around our B2B events, and came to the conclusion that there might be a market opportunity for us there. So we took a portion of our Events portfolio, effectively our technology event franchises, separated them out and stood it up as a standalone business.

Some of you may remember, I called it an experiment at the time, and largely it was. Informa Tech on day one was 85% in events business. Actually, today, it's 25% in events business. But what's standing it up on its own allowed us to do? It allowed us to start getting more knowledgeable, more exposed to, and smarter about what customers were actually looking for and what we describe today as B2B digital services.

We started to acquire some small businesses to get smarter and bring some talent into the company. We started to do some product development, so we can understand how you brought products to market in that market. We started to meet and get to know the competitors in that market, some of whom we thought might be part of the group in years to come. And that led us to a view that there was a parallel market that essentially did the same thing digitally as we do in live and on-demand.

If you step out of the detail of the numbers, and the products, and the services, what happens when you go to a large scale trade show or a large scale high-quality conference or event? Essentially, buyers meet sellers, knowledge seekers meet knowledge providers. That's what happens. What happens in the B2B digital services portfolio? Exactly the same thing happens. It just doesn't happen live, it happens digitally. Knowledge seekers find what they need to know. Buyers meet sellers or sellers meet more identifiable buyers more efficiently and more quickly.

The essence of what we are announcing today, is we've taken the kind of Trojan horse that was Informa Tech and used it to work out by stealth, 'How do we become a leading player in that market?' So what you now see, is a business that seeks to be the leading player in live and on-demand, a leading player in research and academic services, and a, or possibly the, leading player in digital services to the B2B market. That's what's behind our strategy. That's really what we're announcing today.

To unpick that a bit. So what's the composition of the group? Let's start with Informa Markets. It's a good place to start because it's where everybody starts, and that makes sense now because it's the biggest of our businesses. Although, as I'm fond of reminding people, actually, you go back to my previous chart, back in 2013, our trade show business was smaller than Tarsus's business, which we acquired last year.

So, it's not like we've been this big player forever and a day, but we've become the leading player in the market. The advantage of only just having become the leading player in the market, is there's plenty we can do to drive growth, value, digital enablement, service enhancement, and product diversification. But we've built this business around end markets and geographies where we see growth, where we see capability, and where we see long-term value.

We call these transaction-led live and on-demand events. These are nuanced distinctions or definitions, but there are enough lawyers on this call to appreciate nuance. There is a fundamental difference between a transaction-led event and a content-led event, and so we run these as different businesses. And so I would encourage observers, investors in the company, to see that we see these as quite distinct markets. There is of course some overlap. There is of course some similarity, and at a fundamental level, there is a sharing of data. I'll come back to that. But fundamentally, the products are different.

That is the reason why when we unpick the entity that is Informa Tech, which is inherent in the combination we've announced today, we've taken the event franchise back, but that event franchise is a content-led franchise. For any of you have ever been to Black Hat or GDC or AfricaCom, these are very, very content-rich, delegate-dominated, professional accreditation, knowledge seeking events. They're not transaction trade shows.

And that broadly is true of the entirety of the Informa Connect portfolio. These two businesses combined are north of $3 billion of revenue. One is probably one and a half to two times the size of the other, but both of them are north of a billion dollars of revenue. These are big engines, major brands, key franchises, choiceful markets, facing end markets in growth. It is a brand portfolio of significant embedded value.

The other change, is it's now increasingly underpinned by data capture, data discipline, data analysis, and critically, following the prospective approval of the combination announced today, data that can be shared for other service benefits. IIRIS was an innovation through COVID, in truth. As we found ourselves starved of the opportunity to be live or on-demand, we, like many, turned to more things digital and more things data. We invested through COVID, interestingly, much like our emerging colleagues at TechTarget, to build a data collation capability which will serve now both the Informa company and the TechTarget company extremely well.

So today, you see us announce a proposed combination between TechTarget, a listed company in the United States of America, which is, I think, on any objective measure, the reference player. As I said, since we set up Informa Tech, we've had the opportunity to meet most, if not all, of the players in this market, almost all of whom are based in the United States of America.

And I think most people would accept and admit that TechTarget is the reference player in the market. It's been there the longest, it's probably done the most sophisticated product development, it definitely has the most unique content library and digital market position, and its audience quality and specificity is second to none.

We are combining it or proposing a combination between the relevant businesses and assets inside Informa Tech, which is essentially everything other than those event franchises that we sort of used to give us credibility, and now we're rehousing inside Informa Connect. Everything else goes into the proposed combination to create a market leading business.

So why are we doing this and how have we thought about it, and how would I encourage you to think about this combination? I'm going to work through the left-hand side of this slide, the left-hand side as I look at it, and then come to the value creation, because the value creation, in a sense, is opinion. The left-hand side is broadly fact.

Number one probably, if you look externally, the technology market's had a tough time. We know that because we're servicing it and we've seen that in our own numbers. Actually, our tech business did pretty well last year in our '23 numbers, 6% growth give or take, and actually that was pretty good by comparison to peers, but it wasn't as good as we thought it was going to be at the beginning of the year. We were looking for higher double-digit growth.

Every player in that market that was servicing technology has experienced a tough couple of years and you see that in TechTarget's numbers, but the judgment we've made for the market to make its own judgment, that is not an in perpetuity truth. Our view, is that the technology market, mid-to-long-term, is a place you want to be servicing. That's the world we live in. It's definitely going to be the world we're all living in. Underpinning technology is going to be the truth of every business.

Secondly, the market value of TechTarget makes the combination possible for us at this point in time. Thirdly, you have to take a view on what the implied value of the relevant assets are in the Informa Tech digital businesses, and you also have to take a view on how they're valued here versus how they're valued there. And in that difference in valuation credit, that actually opens up an opportunity for combination.

Then there's an operational point. The judgment we've made, I've made, is that actually we're now getting to a scale whereby the most efficient way of driving to scale in B2B digital services is to run it as a pure play, so that you have a scale dedicated business doing in digital services what you have in transaction-led live and on-demand and content-led live and on-demand. All of those businesses will share data. All of those businesses will be enhancing their products and services through digital enablement, but the provision of digital services to the end customer, that'll be the provision of new TechTarget.

There are some synergies. They're not significant, $45 million. We're not doing this deal for the synergies, but they're non-trivial. Markets make their own judgment about whether they believe cost synergies or revenue synergies, but you can do the maths on what those synergies might be worth. You can add that to the combined market value of the two assets and you end up with a business, objectively, that's probably valued on day one today, if it gets approved, at somewhere between $1.5 to $1.8 billion. Then you've got to take a view about how the technology sector will come back. Then you've got to take a view on how much of the synergies are going to get delivered and what they're going to be worth. Then you've got to take a view on how the US market will value that business.

We've obviously done both the maths and more importantly, the commercial analysis on that, and we see real value potential in having a control position in a company that is operationally dedicated to that market, housed in the United States of America, which is where the customers are, where the value is, and where the valuation is. And that, in essence, is our forward ambition. Build a market leader.

We've laid out a plan that says over three to five years, we can see a way of doubling the size of this business from circa $500 million to a billion dollars of revenue. It has a full suite of services, it has a full technology capability, it has a unique data set, it has an absolutely world-class portfolio of digital brand and media properties. And it's an expanding market because all product, sales, marketing players, customers in this market are looking for an increasing level of accuracy in their go-to-market activities.

When you run that maths, that takes you to the right-hand side of the chart. This deal is effectively earnings neutral in year one, marginally accretive in year two, so the value here is in value creation, which is code for, what will this business be worth in year two, year three, year four, year five? Which leads you to the question, how do you crystallise that value? And right now, that's not where our focus is. Our focus is on creating the value. Then we'll have a high class problem called how do you crystallise it? But our focus is on creating the value, and that is the strategy that we have crystallised in our recommendation today.

Assuming that TechTarget shareholders approve the deal, then you end up with an Informa Group that essentially looks like this. Two world-leading businesses in live and on demand driving improved product through digital enablement, enhanced product experience, greater value, top line growth, and the ability to price to value. A leading platform business in digital services, all three of those businesses sharing data, unique, permissioned first-party data and high volume daily contact points, both profile data and behavioural data. A leading business in the academic markets, effectively format agnostic, building a position, an increasingly large position in open as well as journals and reference content and increasingly internationalising and delivering both growth and attractive margins.

This is how we got to where we are in digital services. It has been a journey that took a little bit of a diversion through COVID, but actually in a funny sort of way, simultaneously accelerated through COVID because the COVID experience further enhanced the value of the digital service product from a customer perspective.

There were some value distortions. You can make your own judgment about whether or not in the depth of COVID, was Informa worth three pounds 50 or four pounds a share? You can make a similar judgment about whether some of the digital services providers were worth what they peaked at, but the underlying customer demand actually is only going in one direction. So we see a route. If you have the products, if you have the technology and you have the capability to see significant further growth in this business.

What is it? What will new TechTarget be and what will it do? It'll be the leading brand in the market. In the US, I think if you do your research or analysis, you will get that verified. It has definitely the most established buyer intent platform and priority engine in the market.

It has a unique combined database between what they collect and collate and what we are now capable of doing. It has an absolutely world-class brand and market specialist content position, digitally. And the level and quality of that content and its attractiveness to users in the enterprise technology market is distinctive. It will, as a result of the combination, have through the combination of Omdia, Canalys, ESG, and Wards, a unique market research and analytical business which will actually be enhancing for new TechTarget versus today's TechTarget. I think our colleagues at TechTarget would agree with that, both in customer contact and content creation capability, research-based content capability.

It has two leading demand gen platforms that we bring and it also already owns BrightTALK, which is a video-enabled platform, which actually a few years back we looked very, very closely at acquiring but made a decision, which I think was the right decision at the time, that we weren't ready for that move yet. But we've always had a view that BrightTALK was a video-based capability that was where the market was going to go to. And underpinning both, we both own a significant video and digital content creation capability in BrightTALK and Studio ID.

So those are the piece parts of what will be in the new business. Think about data, what does data give you? Data basically gives you knowledge about your customers, or about your customer's customers more accurately. And essentially what you're seeking to do is to go from broad anonymous generalisations to highly specified prescriptions. That essentially is what the data funnel seeks to do, is to take you from an anonymous, slightly inefficient marketing and sales activity to highly specified, accurate, and highly efficient sales and marketing activity.

So to finish off the presentation, if you don't mind, I just thought it might be useful just to step through what actually happens as you go through this process. So where do you start? It's not quite as linear as this because life is rarely as linear as PowerPoint presents it, or as tidy, but nevertheless, bear with me. Hopefully there's some value in this description.

You start at the top, if you like, with high quality content, highly specified information that's relevant to the audience that you're after. And if you're a buyer seeking to make a vendor purchasing decision in the tens or hundreds of millions of dollars, and I used to be on the sell side of this market, you really need to know what you're talking about, what the market is doing, who's innovating, what are they bringing to market? What are the competitive choices? What are the prices? And, this is very topical in the United Kingdom at the moment, what mistakes have been made by other people when they've deployed large scale enterprise technology systems? Because actually often the expense is more in the mistake correction than it is in the original deployment.

That then attracts an audience of buyers. Those buyers are often decision makers or influencers and depressingly, for those of you on this webcast who are technology specialists, one of the things that's happened in the world, of course, is that back in the day when I was a lad, the person who made all these decisions was the Head of IT, as they were called then. Now most businesses of course have Chief Technology Officers, Chief Technology Architects, but actually the Chief Executives now have opinion. Even the Chief Financial Officers have opinion on technology decisions because there are so many of them and they're so embedded in the essence of the business that it's not a niche, it's a horizontal, and therefore the audience that you're attracting is extremely diverse and they are both absolute decision makers and significant influencers.

So, what you then get is a series of known and unknown audience interactions, and that all generates two types of data; first-party data because to get to this point, you have to have consented and you have to have disclosed, and then you get profile data and you get behavioural data. Where do they go? How long do they spend? Where do they hype to? Where do they link to? What do they cross-reference to? Where did they go first? Where did they go second? And all of that tells you things about where they are interested in going and why they're interested in going there.

And from that, you get two things. You get insight, trend data, activity interest, ranking, preferencing, and you get intent, how serious? How much time? How engaged? How often do they return? And out of that, that allows you to determine what sort of products you want to bring to market for different buyers; for people like me who try to run companies, for people who are in sales who are trying to bring products to market, to marketers who are trying to differentiate their products. And those three customer groups will all be covered by the service offering from new TechTarget. We will be unique in having a product and service set that covers every one of those product groups, and of those customer groups.

That will allow us to drive revenue. And that combination is why we are very confident that we can take this business, combine it, and then double it in revenue and keep the margins at or about where they are today in TechTarget, rather than where they are today in the incoming businesses from Informa Tech.

And from that, you do the second piece of valuation maths. So what is a billion dollar business at 30% plus margins specialising in B2B digital services in the US going to be worth in three to five years' time? And for those of you who don't know the answer to that question, you can ask Richard Menzies-Gow and he won't give you an answer either.

How do you go about combinations? We've done combinations before and I've chosen this word very deliberately. They're not acquisitions, they're not deals, they're not takeovers, they're combinations. You don't create companies by maths or PowerPoint. You might make the judgements that way, but that's not how you create companies. You create companies by ensuring, in the first instance that when you make these decisions, you start with the first criteria on your decision sheet. Will this culturally work?

We've said no to many businesses that we've nearly bought for that reason, not because they're bad businesses, not because we're more virtuous businesses, but because ultimately our judgment is, it's more likely to be oil and water. And I'm fortunate enough to have been in enough places and spaces to have seen culture combinations that have been triumphs and culture combinations that haven't. And nine times out of ten, when combinations go wrong, it's not the maths, it's the culture.

We spent three years, three and a half years really looking at this market, which is the right business? Which is the right partner? And we have a high degree of confidence that this combination with TechTarget will work extremely well. We've spent a lot of time with their management team, deep into the business, and likewise them to us. There's a high degree of both product service capability but also cultural compatibility.

We deliberately wanted it to be a combination and a partnership. Why 57%? Well, partly the answer to that is because it's not 100%. We could have a debate about whether it should be slightly more or slightly less, but we wanted to be the majority shareholder, we wanted it to be a controlled company in the jargon, but we wanted it to remain listed in the United States of America. We wanted it to be a separate company, to be a pure play, to be rooted in the American market where the customers are, where the value is, where the valuation is. But we wanted to be the majority partner, but to have a governance that allowed that company to be the best it could be in its market whilst also being a firm part of the Informa Group.

We've now done enough partnership combinations to say, I would say it's something that is a core part of what we're good at. And being good at these things isn't straightforward, but if you are good at these things, you can create real value because the truth of the matter is, you can do more in teams often than you can do individually. There will be some synergies, more revenue synergies than cost synergies. But to those people who are on the webcast, to our colleagues, particularly those colleagues inside Informa Tech, we're not doing this because we think there's a large scale human cost saving to be achieved here. The costs are largely harder costs, if you like, and really our focus is on the revenue and the growth synergies.

But nevertheless, we think there are some synergies, we think there is some margin upside, but more importantly we think the return of the market, the sharing of data, the scale of the content position, and the quality of the service offering will drive significant revenue synergies.

It'll be a Nasdaq listed company. It'll have its own board. There'll be a number of independents on the board. There'll be a number of colleagues named on this slide who will represent Informa's interest. There'll be an independent chair that we're in the process, subject to deal approval. And the business will be run by Gary Nugent, who is the Chief Executive of Informa Tech today. Mike, who's the Chief Executive of TechTarget today, will remain as a senior advisor for quite a period of time to the company. And importantly, the next layer of management inside TechTarget is very strong indeed; Steve, Rebecca, Dan are on this slide.

We're building a combination team that we've got a high degree of confidence in and an equally high degree of confidence in the team underneath them, both in our company and in their company. And raw human talent, both at the leadership level and at the product level, the technology level, the sales level, the marketing level, that gives you a real competitive advantage. We've got time, there'll be a process for shareholder approval, and so we've got time to work on the combination plan. We're appointing a combination director and a team to focus exactly on the whys and wherefores, the plumbing, the processes, the human issues, the logistics. What does it mean for product alignment, pricing? There's very little revenue overlap, so there's almost no leakage. So we're not concerned about that.

But we're hopeful that this will receive approval probably by August, September, 2024. So really, for the majority of this year, Informa trades as it is, and the first full year of trading will be '25 and '26 is really when you begin to see this business really motor in revenue growth, margin enhancement, and when, I suspect you'll begin to really see the route to value crystallise for those of you who would like to wait till then.

So, where is the combination value creation? Well, then you get to a question, who wins here? And my own view, and of course I would say this, is actually everybody wins when everybody wins. And I genuinely believe this is an example of a win-win. If you're a TechTarget shareholder, or you're an Informa shareholder, if you're a TechTarget colleague, or you're an Informa Tech colleague, if you're an Informa Tech customer, if you're a TechTarget customer, and perhaps most importantly of all, if you're not a TechTarget customer or if you're not an Informa Tech target customer, because then there is an opportunity to really build a scale reference player in a market where there is unquestioned customer demand. But what you've really seen in the last five to six years is a group of very interesting companies create themselves and they're all trying to get to scale. Who gets to scale first? There's a real market to take, and we are very focused on being the person and the company that does that.

The details of how that value falls are on the slide, you can take your own view on them, but that's the underpinning logic behind our approach today. That's, as I say, where we end up as a group. I actually think it has the other benefit, and I say this as the Chief Executive of Informa, is it really further simplifies who we are, because we have very, very clear market positions in each of our markets, and quite distinctly so. Scale in transaction-led events, scale in content-led events, both underpinned by digitally enabled product service delivery, better product experience, an ability to price to value, collecting data and underpinned by data. You have the opportunity to build a leading position in digital services housed where the market is, where the customers are, where the value is, and where the valuation is, sharing data between those companies and those products and those services. And it frees up Taylor & Francis to continue to be a growth engine and further enhance its service offering in all products and formats as that market continues to remain robust and distinctive.

That's where we end up. It's what leads us to the confidence in our guidance for '24, which was the second point of today's presentation. We see continuing growth and momentum in all of our businesses. We see return coming to the B2B digital services market. And we think 2025 will be the year where that really ticks up and that will be the first year of the new company, subject to approvals.

I hope that gave you some colour, some context, some reasoning. And now I would like to ask Gary and Michael to put on their screens. Gosh, you scrub up well. Just for those of you who don't know, Gary is the gentleman in stylish black or dark navy, and Michael, the Chief Executive of TechTarget, is the gentleman in stylish fawn. It's really nice to see you both. Thank you for getting up early Boston time and we've got a significant number of guests and colleagues on the webcast, and a reasonably significant number of people in the room and we're now just going to questions, Gary and Michael.

Gary Nugent:	Thank you, Stephen. Morning, London.

Stephen A. Carter:	We'll take the vote from the Boston at the end, then open it to questions. We'll start in the room. And then how are we going to navigate...

Okay, so Richard's holding online, and we'll go to the phone line if anyone's on the phone. So I think we've got... I'll leave the microphone holder to choose who speaks first because when I do it, I always get accused of favouritism or avoiding the difficult questioners, which clearly you didn't.

Ian Whittaker:	God, I'm privileged. Ian Whittaker, Liberty Sky Advisors. Three questions please, really more focused at the group level. First of all, so you mentioned earlier in the presentation that Informa's gone from a business with 3% to 5% organic revenue growth to your guidance, 7% to 9% for 2024. Can you give us a sort of like-for-like from where you've come from, because obviously pre-COVID, there was a different structure to the business. Obviously you've got assets which you've continued. What really trying to get to here is how much that growth is being driven by the assets that you've had, the underlying growth? And how much is really the acquisitions that have come in? The second question is just really about what you said, the 57% stake. It sounds very much as though you see real fundamental strategic reasons why this company should be listed, and that would seem to imply that certainly for the medium to longer term, you have no plans to change of that structure, but that seem a fair reading.

And then the third thing is when you look across your other portfolio of assets, you mentioned that Tech, for example, started off at 85% events, and now will go to around 25%. Are there any other parts of the business, particularly when you look at the events part, that you think where you could replicate the strategy you've done with Tech?

Stephen A. Carter:	Okay, great questions. Why don't I take them in reverse order. And then at the end on the growth numbers, I'll toggle between Gareth and myself if that's okay. No is the short answer to the third, your third question. That's what I meant by, I think it simplifies the business. I don't mean this quite as manipulatively as it's going to sound, but we saw the possibility of a market, and we used the fact that we owned a really big tech event franchise, and also we had a research business back in the day, although nowhere near of the scale of Omdia today, and we had a few media properties. We had enough to be able to group it together and give it scale and see where it might take us. We added NetLine, we added Industry Dive, we added Tractica, we added Canalys. And we did that because we thought the enterprise technology end market, and we've said this, you and I've had this discussion before, Ian, that it's the most sophisticated buying audience end market just by the nature of the product set. For B2B services, it just is the most sophisticated end market.

What we're doing now is where we are the leading B2B transaction player, we're going to be the best of that. Now, does that mean that the best of that will involve greater use of enabling digital technology? For sure. Where we're the leading content-led brand or franchise, event franchise, we'll be the best at that. Does that mean that that can be digitally enabled or can be more content-rich? For sure, it can be. And it is, and it will be. And over here, we will be a pure play in that. And I think that clarity just makes it simpler, makes it simpler internally. And I've always had the view that there is a value in being either a or the market-leading player in the market, both in terms of recruitment, retention, market position, and where customer expectations are.

Why 57%? 57% is slightly a maths number. Could it have been 58% or 56% for sure, but you are correct in your questioning, your line of questioning. We definitely did not want to be 100% owner, and I'm not entirely sure Michael and his colleagues wanted us to be 100% owner, and that gets to the heart of combination. As a factual matter, there's a standstill. We can't take a larger shareholding even if we wanted to for two years I think is the period. But in essence, that's not our strategy. Our strategy is to create value. You're right, there is an attraction in the US listing because that product set is better housed in a US listed company. There's a lot of debate here in the United Kingdom. This is a bit parochial, Michael, I apologise, about UK listings versus US listings. The judgment we've made is this is a tale of two listings.

Well, our primary listing will remain in London. It's very suited to leadership businesses in the markets where we are, and this business is very suited to being listed in the United States of America. You see that even today. I think I'm correct in saying, Michael, your business today is, what, valued at around 15 times roughly?

Michael Cotoia:	Yes, it is, Stephen.

Stephen A. Carter:	About 15 times. The assets that we are transferring from TechTarget today on a sum of the parts valuation, you know as well as I do, they're not valued at 15 times, but essentially they're the same businesses. They're not literally the same, but you get my point. And as the technology market returns, as there's more growth, as there's more expansion, where does that valuation go? I think it'll be different from where it would go here. And that's part of the logic. I also think the clarity of having a standalone company will, again, in that market help us on talent, technology, recruitment and customer gain.

So it's very intentional. We haven't ended up here as a result of a negotiation. Obviously there was a negotiation, but that wasn't the point of the negotiation. The point of the negotiation was really on many other things. On prove out the growth, where does it come from, Gareth will have his own view and also have probably a more accurate view than me. Some of it is Taylor & Francis moving on. Now, it's not the biggest business of the group, but it's still an engine. There's a big difference between 4% and flat. There's no real difference in performance between acquired and previously owned. It's pretty common. We're definitely getting accelerated growth in some geographies, I would say particularly in the Middle East where our position is really very unique now. We are, you know, as you will recall from history, the history of Informa and trade shows started in Dubai.

But now, we have got a big business coming out of Dubai, we've got a big business coming out of Egypt, we've got a big business coming out of Saudi, we've got a big business coming out of Turkey. We've got a big business that we're seeking to grow in a couple of other markets. We've actually made a change inside our own company. We used to run India as part of our Asian geography. We've moved that to make it part of our Middle East, so we now call it IMEA. We run that as a geography, and that is definitely delivering significant returns for us in top-line growth. Maybe not so much in margin, but definitely short-term, but certainly in top-line growth. The US is performing strongly. And then, as you say, the portfolio mix has changed.

And so again, the simplification of the business allows us to focus much more on attractive 5% plus growth. And we put that slide up I think a year ago, something like that, that we could see a route to 5% growth once we got past the kind of COVID bounce back. And that takes you to the kind of 7% to 9%. Gareth.

Gareth Wright:	I agree with all that. I think a couple of other glosses I'd put on it, on that Informa group slide. It's quite clear. IIRIS is the foundation across Informa Markets, Informa Connect and TechTarget, really offering a foundational level of data collation. And really at the moment, that's really driving better internal marketing. And we're starting to experiment with new external products in that space, but I think that's increasingly a part of the story in terms of a better growth rate, and also just the GAP 2 process in terms of investing in platforms in content, in better customer experience. We think all those things add more momentum into the growth story, both in 2024 and going forward. As Stephen said, the inorganic combinations are a mixture of things that are better growth rates overall, but actually some other ones are more strategic and more long-term. And therefore in the mix, they're probably fairly neutral in terms of the growth rate. I think the geographic piece is quite important.

And Stephen mentioned Saudi there, and India may be the next cab off the rank. Exploring those new opportunities geographically is a good part of the growth story. So that all adds up in the mix to how we see both the '24 and the medium term outlook.

Ian Whittaker:	Great, thank you.

Stephen A. Carter:	Pleasure.

Nick Dempsey:	Yeah. Hi, it's Nick Dempsey from Barclays. I've got three. So first of all, we've seen TechTarget's revenues being quite volatile recently versus market expectations, management expectations. Can you talk about the confidence that you have on that $500 million of combined revenue you are talking about in 2024 and the kind of visibility you can point to on that number. Second question, can you just help us out by talking through why the deal won't be accretive to earnings in 2024. On the face of it, it's possible to calculate a small amount of accretion I think based on what you've given us. So are there issues about how you account for TechTarget's profits when you bring them back into Informa accounting, which can help us bridge that? And the third question, we've seen a bunch of companies integrate into other ones where they both have big data assets, and it can be messy in terms of the combining of taxonomies, technologies, etc. So what challenges might there be in terms of combining the Informa data with the TechTarget data? And how long will those take to overcome?

Stephen A. Carter:	Great questions. Why don't I, again, take them in reverse, but maybe bring you in on the accretion and the accounting, how do you, if you like, repatriate the profits and what are the differences. And Michael, if I could bring you in at the end on, if you could, what my English teachers used to say, explain yourself, as to why your revenues have gone up and down a bit. I think that's what Nick wants. And I'll forewarn you because had the pleasure that I've had of being grilled lightly toasted by Nick for many years, that he may seem charming, but actually he isn't. On the data assets, you're a hundred percent right. What are the advantages? Sparing Michael's blushes, it's one of the things that TechTarget are super good at because they've been sort of built that way from the beginning. So that always makes it a bit easier than when you retrofit data capability into, to put it crudely, what was previously an analogue business.

I would say the same is true for us with Iris. We only started putting together the IIRIS software stack and its integration with our registration systems and Salesforce management systems and marketing systems really during COVID. So I don't think we're starting with decades of layered system complexity, but you are right to point to the fact that to get that sort of seamless data sharing, we will need to create an overlay. Gary, do you want to add anything to that because IIRIS is currently part of your empire?

Gary Nugent:	I think you explained it actually very well. You outlined it well. I agree completely with the premise of the question. It will be an area that we'll need to give great focus to, but I think we're starting in a good place. And as you say, we've been very impressed with TechTarget's discipline and rigour and structure and years of experience in this place. And I think the strides that we've made in the past two and a half years with IIRIS puts us in a really good position. So not underestimating the challenge and the premise of the question, but I think we start from a good place

Stephen A. Carter:	On accretion, you might be right, actually, Nick. It's possible it might be marginally more accretive than we're currently messaging in 25. I think the point we were really trying to make in the messaging is even though there may be some accretion in '25 and a bit more in '26 I don't think it's going to be, it's not the reason for the deal. The reason for the deal is value. And from a shareholder perspective, I think, but on both sides, that's really where the excitement is. There are some translation issues, currency, the way in which compensation gets accounted for in the US. Do you want to just talk through the accretion translation?

Gareth Wright:	Yeah. And that's the key point, I think, is just one of the differences in how stock-based compensation is treated in terms of reporting and in terms of value creation. Because in terms of the accretion in 2025, where we're saying the accretion is neutral, at that point, you've got stock-based comp in TechTarget, in the structure, which takes up quite a bit of the OP. But in terms of how the asset is valued, and this is a value creation exercise, the US equity markets look at that in a different way, and therefore we can, I think, enjoy value creation, despite the fact that the accretion is minimal in 2025 through that equity market lens and valuation that the US market brings. Once you get past 2025, then you've got growth in the business. We think there's recovery in the technology market in the medium term. We're confident about that. We like the market, we think it's very strong, and we think it'll come back.

And then you've got some things around the edges, around synergies, etc that you begin to come in as well, so you begin to become your accretor from '26 onwards. But that's why there's a bit of a drag on 2025. But as Stephen said, we're not looking through an accretion lens, and this is very much a value creation lens. And that is something that I think the US equity markets see, and will pick up and adjust for

Stephen A. Carter:	You happy with that, Nick? On the first question on revenue confidence and visibility, Michael, do you mind if I bring you in here? I think there are two questions there really, all joking aside, a little bit, you know, the revenue's been a little bit volatile for the last 12 months or so. Just a view on that would be helpful. And then looking forward, A, what's your view? You've been in this market for a while, you've got a good sense of customers, and what forward visibility do you have looking into '24, '25, '26, and where do you see that going?

Michael Cotoia:	Yeah, thank you Stephen, and thank you for the question. And it's nice to be here. In terms of the last 12 months, we have seen some volatility in the market. You have to remember over the longevity of the TechTarget being in business. Historically, a double-digit revenue grower in the last 12 months, the enterprise B2B tech industry saw a lot of major pullbacks, high interest rates, inflation, companies being over, you know, valuations being higher than previous. So we've seen some pullback on tech marketing spending and tech marketing engagement. But what we've seen that in the past, we've always had a playbook knowing several things. The enterprise, B2B tech market will rebound. And as Stephen mentioned earlier, it's a long-term growth catalyst for every market. Everything is going to be driven by technology. And during those rebounds, technology customers really have what we call a flight back to quality.

And when I talk about flight back to quality, it's about permission-based audience, first-party purchase intent data, and a real pure data-driven strategy to help fuel their marketing and sales departments. So we believe on that. We'll continue to get back to quality growth, double-digit growth. In terms of the go-forward, when you're looking out one year, two years, three years, there's several key catalysts that we believe that will support that growth number and we hope to exceed that. Number one, the expanded product portfolio with the combination of Informa Tech's digital business assets, along with TechTarget’s, will enable us to provide end-to-end solutions for our enterprise B2B vendors’ go-to-market strategy. We also see a lot of growth and upside in terms introductions and expansion in the vertical markets. As I said before, TechTarget has been 100% focused in the enterprise B2B tech market. We're relying on that market. When enterprise B2B tech scales up, it goes well. When it pulls back, we are impacted by that.

To have better revenue resiliency and diversification across in entering these different vertical adjacent B2B markets will be very beneficial and will help create scale and growth. And on the last part, I would say another driver of growth is the geographic reach. Being a combination across 2,000 employees across 20 countries in its expanded portfolio of products servicing over 8,500 joint customers will be another catalyst to support the revenue targets that we're talking about.

Stephen A. Carter:	Thanks, Michael. Nick, I hope that gives you some context of colour. The other inside the kitchen observation I would make, and Michael is in large part responsible for that, this is not a criticism of our own capability, which is good, but I would say the TechTarget, what we would call go-to-market capability is market leading. And in our case, it's good because we were retrofitting, retro-training, retro-hiring people who were capable of taking a multi-product solution to market to sell. In TechTarget's case, they built that from the ground up, and both in front-line sales and customer engagement capability, and in behind them, sales enablement, sales support, which particularly in an enterprise technology, in a digital service, you need as much sales enablement and sales support as you do front-office sales. Actually, I think the go-to-market capability in TechTarget is very strong.

And to Michael's point, you plug our additional product set into that, that gives you a real opportunity to go for growth. That's actually one of the reasons why when you see in the synergies, unusually for us, we're much more confident on the revenue synergies than we are on the cost synergies, and that's a large part of that reason. Next question. Is there anyone online with a question, Rich?

I'll take one more question. If you could find out. We'll go to the call in a second. Take one more question in the room.

Thomas Singlehurst:	Yeah. Thank you. Tom here from Citi. The first question actually is on TechTarget's new life as a bigger but still listed company. Can you just talk about what the aspiration would be with regard to deploying cash flow at the TechTarget level, in particular on M&A, and then I suppose for Gareth, what that then means for free cash flow collection for Informa.

Linked to that second question, obviously a deployment of $350 million right at the beginning of the year, does that soak up the available opportunity for buybacks and other M&A for this year or is there still more capacity at Informa central?

And then the final question coming back to Connect, Stephen, obviously you've brought the former Informa Tech events back into Connect and it's increasingly looking a lot less like the Connect of old, less complex, is more sort of events with a mixture of exhibitions and delegates and sponsorship. Is that going to be an area that you're going to look to build out more over time? Obviously you might not have the room this year, but is that an area where we should expect more inorganic development?

Stephen A. Carter:	Thanks, Tom. Let me have a go and then you can correct me on some of those questions. At a headline level, my own personal view, and I think our view is that in the live event business, whether it's transaction led or content led, the role and value of experience is going up. I think every single person knows it in your own life. Sort of plain vanilla cookie cutter, anything no longer cuts it. And so the more you can enhance the quality of your event experience, both in terms of the content, the nature of participation, what you put around it, in the jargon, how you festivalise it, how much information you get in real time, how you get that information real time. That's what I mean, we talk about digitally enabling and enhancing the products experience. That's the reality of it, Tom. And the big advantage of the DNA inside Connect is it's got a rich producer community.

I don't mean individually rich, although some of them might be, but I mean rich in talent and capability, and we are extremely good and getting better at producing really high quality distinctive content led events. The tech portfolio is a case in point. I don't know if any of you here have been to Black Hat, or GDC, or AfricaCom, or LEAP inside Saudi Arabia. These are extraordinary experiences, very content rich, very three-dimensional, memorable striking experience moments for participants. So I'm very confident that that is a growth market at the meta level. Will we seek to grow further in that? Yes.

So to bounce into your second question. Just as a factual matter, Michael may have a view on this, but this combination, assuming it's approved by TechTarget shareholders, is unlikely to complete till the end of the year. So the $350 million cash outflow is not a beginning of the year event, it's an end of the year event. You'll see from our '23 reports today, our cash flow was $600 million plus last year. You can see what we're guiding to on profits. You can see if you just do kind of simple conversion maths, that our cash flows next year will step up again. So to cut to your cash flow, and do we have more appetite and firepower and capability in '23? Yes, yes, yes. Obviously Gareth might say, maybe, maybe, maybe. But between, yes, yes, yes and maybe, maybe, maybe, we might find a great deal. Gareth, would you like to edit what I just said?

Gareth Wright:	Yeah, no, I think the capacity point, we've been clear on the sort of $350m outflow. But I think even with that, with our generation in 2024, I think based on current forecasts, you'd see the end of 2024 position for the group being leveraged just over one times and liquidity over $1.5 billion. So within those metrics et cetera, there's substantial capacity for further investment on top of what we're talking about today in terms of TechTarget.

We think from a rating point of view, this is a relatively neutral event in terms of our credit rating, and therefore financial position-wise, I think we're in a pretty strong position looking forward in this 2024. In terms of the cash generation within TechTarget, we see this as we said, a very much a value creation exercise and a value creation opportunity. And therefore I think the cash creation in the TechTarget company, we'd be looking very much to try and invest further within TechTarget, within the markets, both organically and inorganically. And we think there's opportunities for both, and that's really where we would see the cash generation of that entity being focused on. And overall in terms of free cash flow, as Stephen said, in terms of 2024, good growth in OP year-on-year as you can see in the guidance, and that would be our starting point for where we'd steer you into growth year-on-year in terms of free cash flow.

Stephen A. Carter:	Thanks Gareth. Michael, do you mind if I bring you in here just maybe in short form to give this audience here and on the webcast, just your view on process and timing, the shareholder vote as we step from today through to completion? What's your sense of how that steps out?

Michael Cotoia:	We got unanimous approval by our board of directors. We have our own investor and analyst call right after this. The process over the next few months, we'll be talking to investors and analysts and we have a good management resolutions that we present, have a high acceptance rate and approval rate from our shareholders. We do the right things for our shareholders. We see the timing as you stated, Stephen, probably going into the summer, maybe August, maybe September timeframe. We're going to stay close to this whole process, and we're believe that it creates tremendous value, not just in the short term but the long term and with the value creation for our shareholders. So yes, they're 43% participants in the go forward, but they get to participate in that upside and that value creation while getting a day one premium with the cash of the $350 million. So I think it's a win-win combination and we're looking forward to the process.

Stephen A. Carter:	Thanks, Michael. Tom, does that give you what you wanted? We'll go to the telephone line. Anyone who wants ask a question on the telephone?

Operator:	Sure. Thank you so much. As a reminder, ladies and gentlemen, if you would like to ask a question, please press star one on your telephone keypad. Thank you. We'll now take our first question from Steve Liechti of Numis, your line is open. Please go ahead.

Steve Liechti:	Yeah, thank you very much. I've got three please. First question, can you just give us a quick view on the tech market in the near term, any green shoots that you can see or do you want to have a stab on when recovery will happen more precisely? That's the first question. Second question. I was slightly unclear, apologies if this is me being thick, but I was unclear, post this transaction, are you saying that you're not going to roll out a digital services model to other Informa verticals in different event verticals? So that's the second question. And then the third question is, do you need to change your Informa Group midterm guidance for like for like growth, which was plus 5% or more a margin of 30% post this transaction? Because the comments you're making about potential double-digit growth, revenue synergies and a high margin might speak to some sort of change there at proof level or doesn't it make a difference?

Stephen A. Carter:	Okay, thanks Steve. I hope you get better. Let me take them in reverse order, and again, I might bring Michael and Gary in briefly. So on forward/end market, green shoots of recovery. I'm sort of not asking you, I'm trying to be Steve here rather than Stephen, I'm not asking you belief statements, I'm asking you facts statements. Can you see anything either in forward bookings, or customer engagement, or increased conversion rates, or inbound market inquiry that would make you believe that the trough is over and that the market is coming back to transact? I think that's your question, Steve, if I hear you correctly. On your third question on group guidance. No, I don't think for now we change it. I think we feel comfortable with the guidance we've given. There might conceivably be a bit of upside on the top line, but let's see how that plays out.

We're confident that we can get the margins back to circa 30% at the group level. So we sort of stand behind that. Digital services, no, we're not saying that we won't do that. IIRIS will remain the data feed for the entire group in our other market verticals that are, if you go back to, I'm doing this in real time, I don't know if you can see the screen, Steve. If you go back to the... I'm sure there's a more sophisticated way of doing this. If you go back to slide nine where we look at the end verticals. In a number of these verticals, we offer a range of other services. In a number of these verticals, we are deploying digital enhancements to our event products, or the products and activities that are around them. What we're saying here is that for the enterprise technology end market, that's a discrete market for now, and it's by far and away the most sophisticated and scale buyer of a full end-to-end suite of services.

And in that end market, to Michael's point earlier, if you put what TechTarget has and what Informa Tech has together, you literally have a beginning to end suite of services. Content market research analysis, product discovery, custom content, webinar capability, buyer discovery, buyer intent, permission-based marketing. There is nothing that a sales or a marketing or product manager would want to buy or need to run a highly efficient marketing programme that we couldn't deliver for them. So no is the answer on that. On the TechTarget green shoots, maybe Gary first and then go to Michael. Gary, have you got a view on what you can see, if anything?

Gary Nugent:	Yeah, let's talk about what we can see. I think the months of November and December are encouraging, particularly if I look at the market research and advisory business. And the first and foremost, the annualised contract value of the subscription business and our renewal rates were very healthy coming into January. And indeed we had the strongest coverage position we've had, I think in my memory actually on the subscription renewals for January. And as people will recall, December and January is an incredibly important time period for that business because a lot of the annualised subscription comes up for renewal because it's part of the fiscal calendar cycle of our customers and their buying habits. So that's encouraging.

And actually also the consulting and advisory backlog is up year-on-year as well. And so again, that's a cause for optimism. And then on the brand and demand generation side of the business, I think two things I would say. First and foremost, we're certainly pacing, our bookings are pacing to our budget expectations for the moment, and that's good. But also we're seeing more longer term commitments. One of the first things that we noted, of course when things started to slow down, was that instead of customers buying nine months in advance or six months in advance or 12 months in advance, they started to place their money quarterly in advance to give them more flexibility. And I think we've certainly seen more longer term commitments in recent months in the bookings profile. And again, that's a reason to be cautiously optimistic.

Stephen A. Carter:	Thanks, Gary. Michael, anything you can add from your vantage point?

Michael Cotoia:	I would echo what Gary just said in terms of our bookings in November and December seeing signs of improvement. We believe the worst is behind us and we're navigating a little bit above the trough with some signs of improvement. And we saw that with conversations, bookings, and some additional commitments returning to some of our longer term commitments. So I would say pretty aligned with what Gary just said.

Stephen A. Carter:	Thanks Michael. Steve, you comfortable with those answers?

Steven Liechti:	Yep. Perfect. Thank you very much.

Stephen A. Carter:	Pleasure. Next question online.

Operator:	There are no further questions online. Over to you.

Stephen A. Carter:	Over to you, Richard.

Richard Menzies-Gow:	Yeah, sorry. Actually most of the questions that have come through the webcast have been answered. There's just one sort of slightly technical one for Gareth maybe, just on the synergies, two bits to it. Just can you give any idea of phasing of the sort of synergies? And then just on the revenue synergies, the $20 million, is that the revenue benefit that then drops to or is that the profit impact of revenue? Incremental revenue? Just clarify.

Gareth Wright:	So on the phasing, we think that's really a 2026 value creation story. I mean obviously as we said, we need to go through the deal in 2024. There'll be a little bit of benefit of it in 2025, but really in 2026, that's when it'll come to benefit us and fairly fully in value in 2026. In terms of the numbers, that is a net number. So that is what we think drops through into effectively gross profit and operating profit from the revenue number. And then you've got the cost synergies on top of that.

Stephen A. Carter:	Do you want to ask him a third really tricky one because that's the norm?

Richard Menzies-Gow:	Well, we could do that.

Stephen A. Carter:	Okay. Any other questions in the room? No more questions online? No. Okay. I think that's it. Michael, Gary, thank you very much for joining us early time Boston. We'll be role reversing next time. You'll have Gareth and I looking less dapper than you do, but good luck with your own investor call. To everyone who is here physically, thank you very much for coming. I hope you got something out of being here in person. And for those on the webcast, I hope you got a real sense of what it is we're trying to do. I think I would leave you with three thoughts.

The first is, this is a company beyond and past the COVID consequences, which were material for the business, but we've passed that, put it behind us. Secondly, we're looking into 2024 at real growth. I think if we rewound to 2019 and we were presenting our forward guidance for 2020, and 2020 hadn't been a COVID year, and we'd said to the market we're going to do 7% to 9% underlying growth, the market would've taken that and they should have. And then the third thing I'd leave you with is we're creating here, I think, a really significant step point for the company as a whole.

In two to three years’ time, if we end up with a sort of scale of business that we believe we can build, and we slightly dodged Tom's subsidiary three and a half question, which is would we use some of the cash flow inside TechTarget to do bolt-ons to further expand the surface offering? To which the answer is yes, we see growth opportunity there and I think we can see a way to taking the Informa Group, more growth in the core, more growth in underlying, more growth through combination, and more growth opportunity through addition. And that is what is at the heart of our confidence in our future growth. So I hope we gave you a sense of why we're doing what we're doing. Thanks for your interest and your attention, and I think we're done.

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